January 2017

Pricing Sheet dated January 31, 2017 relating to

Preliminary Terms No. 1,239 dated December 30, 2016

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. Equities

Market-Linked Notes due February 3, 2022

Based on the Value of the S&P 500® Index

Fully and Unconditionally Guaranteed by Morgan Stanley

PRICING TERMS – January 31, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and issue price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$2,290,130
Pricing date:	January 31, 2017
Original issue date:	February 3, 2017 (3 business days after the pricing date)
Maturity date:	February 3, 2022
Interest:	None
Underlying index:	S&P 500® Index (the “SPX Index”)
Payment at maturity:

The payment due at maturity per $10 stated principal amount will equal:

$10 + supplemental redemption amount, if any.

In no event will the payment at maturity be less than the stated principal amount or greater than the maximum payment at maturity

Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 or greater than $3.00 per note.
Participation rate:	100%
Maximum payment at maturity:	$13.00 per note (130.00% of the stated principal amount)
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	2,278.87, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	January 31, 2022, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61766F839
ISIN:	US61766F8398
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.604 per note. See “Investment Summary” in the accompanying preliminary terms
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per note	$10	$0.30(1)
$0.05(2)	$9.65
Total	$2,290,130	$80,154.55	$2,209,975.45

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each note they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each note.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. The Trigger PLUS are not sponsored, endorsed, sold or promoted by Standard and Poor’s Financial Services LLC, and Standard and Poor’s Financial Services LLC makes no representation regarding the advisability of investing in the Trigger PLUS.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us,” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 1,239 dated December 30, 2016

Product Supplement for Equity-Linked Notes dated February 29, 2016	Index Supplement dated February 29, 2016

Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.